UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29695 / June 22, 2011

_____

In the Matter of   :
                                                                                         :
Premier VIT   :
1345 Avenue of the Americas   :
New York, New York 10105   :
                                                                                         :
(811-08512)   :

_____

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT
COMPANY

Premier VIT ("Applicant"), an investment company registered under the Investment
Company Act of 1940 ("1940 Act"), filed an application on August 12, 2010, and an
amendment to the application on May 10, 2011 under Section 8(f) of the 1940 Act,
requesting an order declaring that it has ceased to be an investment company as defined
by the 1940 Act.

On May 27, 2011, a notice of filing of the application was issued (Investment Company
Act Release No. 29684). The notice gave interested persons an opportunity to request a
hearing and stated that an order disposing of the application would be issued unless a
hearing was ordered. No request for a hearing has been filed, and the Commission has
not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in
the application, that the Applicant has ceased to be an investment company as defined by
the 1940 Act.

Accordingly,

IT IS ORDERED, pursuant to Section 8(f) of the 1940 Act, that the registration of Premier VIT (811-08512) under the Act shall immediately cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Cathy H. Ahn
Deputy Secretary